UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                           THE L. E. MYERS CO. GROUP
                               (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                 628456-10-5
                                (CUSIP Number)

                               Byron D. Nelson
                          The L. E. Myers Co. Group
                        2550 West Golf Road, Suite 200
                     Rolling Meadows, Illinois 60008-4007
                               (708) 290-1891
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 22, 1995
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628456-10-5

1   NAME OF REPORTING PERSONS/S. S. OR I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS:  Charles M. Brennan III
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable
         a  ( )     b  ( )
3   SEC USE ONLY
4   SOURCE OF FUNDS:  PF
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):     ( )
6   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7   SOLE VOTING POWER:            392,750
8   SHARED VOTING POWER:          0
9   SOLE DISPOSITIVE POWER:       392,750
10  SHARED DISPOSITIVE POWER:     0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 556,500 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         ( )
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     21.88%
14  TYPE OF REPORTING PERSON:     IN

          This Amendment No. 7 relates to a Statement on Schedule 13D originally filed on December 22, 1989 as amended by Amendments Nos. 1 through 6 thereto. This Amendment is being filed electronically via the Securities and Exchange Commission's EDGAR system. Pursuant to the applicable EDGAR rules, this Amendment restates the information contained in the original Statement and Amendments Nos. 1 through 6.

Item 1.   Security and Issuer.
- ------    -------------------

          This Statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of The L.E. Myers Co. Group, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2550 W. Golf Road, Suite 200, Rolling Meadows, Illinois 60008-4007.

Item 2.   Identity and Background.
- ------    -----------------------

          This Statement is filed on behalf of Charles M. Brennan III ("Brennan"), both individually and in his capacity as the sole trustee of the Charles M. Brennan III Defined Benefit Plan and Trust u/t/a dated December 6, 1985 (the "DBP") and of the Charles M. Brennan III Trust u/t/a dated September 13, 1979, as amended (the "Trust"). The DBP is a defined benefit pension plan established by Brennan as a self-employed person for his exclusive benefit during his lifetime. The Trust is a revocable grantor trust established by Brennan for estate planning purposes, of which, during his lifetime, he is the sole beneficiary. As sole trustee of the DBP and the Trust, Brennan possesses sole voting power and dispositive power over the shares of Common Stock held by the DBP and the Trust. Accordingly, Brennan, the DBP and the Trust are treated as a single reporting person for purposes of this Statement.

          Brennan's principal occupation is Chairman and Chief Executive Officer of the Company. His business address is The L.E. Myers Co. Group, 2550 W. Golf Road, Suite 200, Rolling Meadows, Illinois 60008-4007. The Myers companies provide a full range of electric and telecommunication construction services to the utility, industrial, commercial and government markets. During the last five years, Brennan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Brennan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Brennan is a citizen of the United States.

          Brennan filed the original Statement on Schedule 13D dated December 22, 1989 as member of a group consisting of Brennan and William G. Brown ("Brown") because Brennan and Brown may then have been deemed to be acting as a group (the "Group") for the purpose of acquiring, holding, voting or disposing of shares of Common Stock.

          Brown's principal occupation is attorney and general partner of Bell, Boyd & Lloyd, a law firm. His business address is Bell, Boyd & Lloyd, Suite 3200, 70 West Madison Street, Chicago, Illinois 60602. Bell, Boyd & Lloyd engages in the general practice of law. Bell, Boyd & Lloyd is headquartered in Chicago, Illinois and also maintains an office in Washington, D.C. During the five years preceding the filing of the original Statement on Schedule 13D, Brown had not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the five years preceding the filing of the original Statement on Schedule 13D, Brown had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Brown is a citizen of the United States.

          Before filing the original Statement on Schedule 13D, Brennan had discussions, alone or with Brown, with Leonard Chavin ("Chavin") concerning the possible purchase of some or all of the 469,000 (19.6% of the then outstanding) shares of Common Stock beneficially owned by Chavin.

          At that time, the board of directors of the Company (the "Board") was fixed by the Company's bylaws at seven members, three of whom (Brennan, Chavin and Elliott Robbins, the Company's Chief Financial Officer) were Class I directors whose terms were to expire at the 1990 annual meeting of stockholders, three of whom (John Hurwith, Jason Sharps and Robert Wellington) were Class II directors whose terms were to expire at the 1991 annual meeting of stockholders and one of whom (Clarence Eich) was a Class III director whose term of office was to expire at the 1992 annual meeting of stockholders. Messrs. Chavin, Hurwith and Sharps were first nominated for election as directors of the Company at the 1988 annual meeting of stockholders pursuant to the settlement of a proxy contest threatened by Chavin. As part of the settlement, the size of the Board was increased to eight so that Chavin and his designees would, if elected (as they were), have three of eight positions on the Board. In January 1989, at a time of considerable uncertainty for the Company, the Board amended the bylaws to reduce the number of directors from eight to seven, rather than seek to fill the vacancy resulting from the retirement in November 1988 of the Company's former chief executive officer.

          Brennan believed that it would be in the best interests of the Company and its stockholders if Brown were elected a director and if the Board was returned to the three-out-of-eight relationship of Chavin and his designees to the whole Board as existed after the 1988 annual meeting. Accordingly, Brennan proposed to the Chairman of the nominating Committee of the Board, and discussed with Chavin, a further amendment to the Company's bylaws to increase the size of the Board to eight (with the newly created directorship allocated to Class III) and the election by the Board of Brown as a director to fill such vacancy (as well as the proposed nomination of Messrs. Brennan, Chavin and Robbins for reelection as Class I directors at the 1990 annual meeting of stockholders). Chavin informed Brennan that he did not accept those proposals. Since, under the Company's certificate of incorporation, an amendment to the bylaws which increases or decreases the number of directors requires approval of either two-thirds of the total number of directors or 80% of the shares entitled to vote, Brennan's proposals could not be effected without the support of Chavin and Chavin's designees.

          Chavin had submitted to the Chairman of the Nominating Committee the names of two other candidates for consideration by the Committee as nominees for election as directors. Chavin also told Brennan that he intended to propose to the Nominating Committee that Mr. Robbins not be nominated for election as a Class I director when his term expired at the 1990 annual meeting of stockholders and that one or both of his new candidates be slated as a nominee or nominees for election as directors at such annual meeting (together, presumably, with himself and Brennan or only himself). The effect of this, if implemented, would be to give Chavin and his designees four or five out of the seven or eight (if the Board's size was increased) positions on the Board. Because he believed this would not be in the best interests of the Company and its stockholders, Brennan informed Chavin that he opposed Chavin's proposal.

          In light of the foregoing, Brennan intended to propose to the Nominating Committee (composed of Messrs. Wellington, as Chairman, and Brennan, Chavin and Sharps) and, in the absence of its endorsement thereof, to the Board, that:

          (i) it decrease the size of Class I to two directors and increase the size of Class III to two directors, effective upon the expiration of the terms of the three Class I directors at the 1990 annual meeting of stockholders (so as to make each of the three classes as nearly equal in number as possible);

          (ii) the two nominees of the Board for election as Class I directors be Brennan and Mr. Robbins and the nominee of the Board for election as a Class III director be Brown, in each case at the 1990 annual meeting of stockholders; and

          (iii) the Board adopt a resolution expressing its intention, if but only if Chavin and his designees (or any of them) do not initiate, participate in or support a proxy contest for election as directors of a slate of one or more nominees different from those of the Board at the 1990 annual meeting of stockholders, promptly following such annual meeting to amend the Company's bylaws to increase the number of directors to eight, allocate the newly created directorship to Class III, and elect Chavin a director to fill such newly created position.

Brennan also expressed his intention to request the resignations of Chavin and his designees as directors of the Company as a condition of any purchase by Brennan and Brown of all or any substantial portion of the shares of Common Stock beneficially owned by Chavin.

          Brennan's negotiations with Chavin resulted in an agreement, which was reported in Amendment No. 1 to Statement on Schedule 13D dated January 5, 1990.

          Because they may then have been deemed to be acting with Brennan as a group for the purpose of acquiring, holding, voting or disposing of shares of Common Stock, Amendment No. 1 was also filed on behalf of Brown and the following members of Brown's immediate family or personal trusts established for their benefit: Solange P. Brown, his wife ("Mrs. Brown"); the Solange Stephanie Pezon Brown Trust u/t/a dated July 6, 1989 (the "Stephanie Trust"), a personal trust for the benefit of their daughter of which Brown is sole trustee; the Georges Pezon Brown Trust u/t/a dated July 19, 1989 (the "Georges Trust"), a personal trust for the benefit of their son of which Brown is sole trustee; and Mrs. Brown as custodian under the Illinois Uniform Gifts to Minors Act for their daughter Sophie Stephanie Pezon Brown ("Sophie"). As sole trustee of the Stephanie Trust and the Georges Trust, Brown possessed sole voting power and dispositive power over the shares of Common Stock held by the Stephanie Trust and the Georges Trust; accordingly, Brown, the Stephanie Trust and the Georges Trust were treated as a single reporting person for purposes of Amendment No. 1. As custodian for Sophie, Mrs. Brown had sole voting power and dispositive power over the shares of Common Stock which she held in such capacity; accordingly, Mrs. Brown and Sophie were treated as a single reporting person for purposes of Amendment No. 1. Brennan, Brown and Mrs. Brown were sometimes referred to collectively as the "Purchasers" in Amendment No. 1.

          Mrs. Brown's principal occupation is housewife and mother. Her business address is c/o William G. Brown, 70 West Madison Street, Suite 3200, Chicago, Illinois 60602. During the five years preceding the filing of Amendment No. 1, Mrs. Brown had not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Brown is a citizen of France.

          On January 4, 1990, the Purchasers entered into a Stock Purchase Agreement (the "Agreement") with Chavin, pursuant to which they collectively agreed to purchase a total of 250,000 shares of Common Stock (the "Purchased Shares") from Chavin for a total purchase price of $2,000,000, payable in cash at closing. The closing took place on January 5, 1990. A copy of the Agreement was filed as an exhibit to Amendment No. 1.

          In addition to providing for the sale of the 250,000 Purchased Shares to the Purchasers, the Agreement imposed a number of restrictions on the activities of Chavin vis-a-vis the Company and on the voting and sale or other disposition of the 219,100 shares of Common Stock (the "Retained Shares") which Chavin retained following the closing of his sale of the Purchased Shares. The following summary of certain provisions of the Agreement is qualified in its entirety by reference to the Agreement itself which was filed as an exhibit to Amendment No. 1.

          Under the "standstill" provisions of the Agreement, Chavin has agreed that for 10 years from the date of the Agreement he will not, either alone or as part of a group:

          (i) without Brennan's prior written consent, acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock, in the Company;

          (ii) solicit or acquire proxies or other voting rights with respect to any voting securities of the Company (other than the Retained Shares) under any circumstances, or otherwise make any public statements or engage in any other efforts intended to influence stockholders of the Company on any matter, including but not limited to becoming a "participant" or a "participant in a solicitation" (as such terms are used in Rule 14a-11 of Regulation 14A under the Securities Exchange Act of 1934) relating to any election of the directors of the Company;

          (iii) make any public statement or publicly available filing, release, or document, including but not limited to any statement to any member of the media or any representative of a broker or dealer in securities, which concerns the Company or any of its subsidiaries or any of its or their directors, officers, operations or other stockholders, except that he may make any public announcement or filing that he in good faith believes is required by applicable law;

          (iv) propose, or cause to be proposed, any resolution for adoption by the Company's stockholders or any amendment to the Company bylaws; and

          (v) proceed with or seek to cause any transaction with respect to the acquisition of the Company or any interest in the Company or other business transaction relating to the Company, except one which has previously been approved and recommended by the Company's board of directors.

The Purchasers' obligations to purchase the Purchased Shares were also subject to the conditions, all of which Chavin had fulfilled, that Chavin (i) resign as a director of the Company, (ii) release the Company and all of its past and present directors, officers, employees and agents from any claims which he may have against any of them (except claims for directors' fees and claims arising out of the Agreement), and (iii) withdraw his request to the Company, dated December 20, 1989, for a stockholder list and related materials.

          The voting provisions of the Agreement include a further condition of the Purchasers' obligations to purchase the Purchased Shares, which Chavin had also fulfilled, that Chavin shall have executed and delivered to Brennan an irrevocable proxy (the "Proxy") conferring on Brennan the right to vote and direct the voting of all of the Retained Shares until June 20, 1992. In addition, and subject to the provisions of such irrevocable proxy, Chavin had agreed that for 10 years, with respect to any voting securities owned by him or any person or entity controlled by him (collectively, the "Chavin Family"):

          (i) to be present or to cause the owner or owners of record of all of the Company voting securities then beneficially owned by the Chavin Family at the record dates for such meetings to be present, in person or represented by proxy, at all stockholders' meetings of the Company so that all of the Company voting securities then beneficially owned by the Chavin Family may be counted for the purpose of determining the presence of a quorum at such meetings;

          (ii) on every matter submitted to a vote of the stockholders of the Company, which, in accordance with the rules or policies of the New York Stock Exchange, Inc. ("Exchange"), member organizations of the Exchange may give a proxy to vote on without instructions from beneficial owners, to vote or cause to be voted all of the voting securities of the Company then beneficially owned by the Chavin Family in the manner recommended to stockholders by the board of directors of the Company or, in the absence of any such recommendation, for and against the matter in the same proportions as the votes of all of the other stockholder of the Company for and against the matter; and

          (iii) on every matter submitted to a vote of the stockholders of the Company, which, in accordance with the rules or policies of the Exchange, member organizations of the Exchange may not give a proxy to vote on without instructions from beneficial owners, to vote or cause to be voted all of the Company voting securities then beneficially owned by the Chavin Family in either one or the other of the two following ways, the choice between them to be determined in the sole discretion of Mr. Chavin: (1) for and against the matter in the same proportions as the votes of all of the other stockholders of the Company; or (2) in the manner recommended to stockholders by the board of directors of the Company.

          Under the transfer provisions of the Agreement, Chavin agreed that he would not, on or prior to July 1, 1990, effect any sale of the Retained Shares except a Permitted Sale (as defined), and he has further agreed that for a period of ten years from the date of the Agreement he will not:

          (i) effect any sale of any Retained Shares to any person or entity (other than one of the Purchasers or any person or persons designated by Brennan) who, to Chavin's knowledge, owns or will own as a result of the sale of any Retained Shares five percent or more of the outstanding Common Stock;

          (ii) effect any sale of any Retained Shares in a Trading Transaction (as defined) without giving Brennan at least 24 hours prior written notice of his intent to sell and offering to Brennan the right to elect, before expiration of such 24 hour period, to purchase such Retained Shares at a price per share equal to the closing price of the Common Stock on the New York Stock Exchange on the date prior to delivery of such notice; if Brennan does not elect to purchase such Purchased Shares, Chavin may thereafter for 30 days sell them in one or more Trading Transactions;

          (iii) effect any sale or other transfer of any Retained Shares in a Negotiated Transaction (as defined) without giving Brennan at least 10 days prior written notice of his intent to sell or otherwise transfer and offering to Brennan the right to elect, before expiration of such 10 day period, to enter into a negotiated transaction with Chavin for such Purchased Shares on the same terms as the intended Negotiated Transaction; if Brennan does not elect to acquire such Purchased Shares, Chavin may thereafter for 30 days enter into the intended Negotiated Transaction; or

          (iv) effect any pledge or gift of the Retained Shares or otherwise agree to restrict or encumber any Retained Shares unless the pledgee, donee or other party to the transaction agrees in writing to be bound by and comply with all the terms of the Agreement and the Proxy, provided, however, that no such consent need be obtained from a brokerage firm which has received notice of and a copy of the Agreement and with which any or all of the Retained Shares are deposited in a margin account in such firm's customary form.

Reference is made to Sections 4.4.6 and 4.4.7 of the Agreement for definitions of "Trading Transaction", "Negotiated Transaction" and "Permitted Sales", which provisions by this reference are incorporated herein by reference.

          The Agreement further provides that at any time at which Brennan (together with all persons and entities directly or indirectly, through one or more intermediaries, controlled by Brennan) owns beneficially less than 10% of the outstanding shares of Common Stock, all of the restrictions on transfers of the Retained Shares and all of the agreements relating to the voting of the Retained Shares set forth in or pursuant to the Agreement shall cease.

          Each of the Purchasers expressly disclaims that he or she is, as a result of any or all of the provisions of the Agreement described above, a member of a group which includes Chavin.

          Brennan continued to believe that it would be in the best interests of the Company and its stockholders if Brown were elected a director of the Company. With Mr. Chavin's resignation as a director, there were two remaining Class I directors, three Class II directors and one Class III director. Accordingly, Brennan intended to propose to the Board that it elect Brown a director to fill the vacancy created by the resignation of Chavin at its regularly scheduled meeting scheduled for February 15, 1990. Brown was so elected a director at the meeting on February 15, 1990.

          The Company's 1989 Stock Option Plan (the "1989 Plan"), as amended, which was filed as Exhibit 3 to the Statement on Schedule 13D, provides in paragraph 7 thereof that any option previously granted to an optionee who is an employee of the Company shall, on the date of a "Change of Control" (as defined), except as otherwise specified by the committee of the Board administering the 1989 Plan as constituted prior to the date of such "Change in Control," be immediately exercisable in full without regard to any vesting schedule set forth in the stock option at the time of its grant. The term "Change in Control" is defined in the 1989 Plan to mean, among other things, the filing of a report on Schedule 13D disclosing that any person has become the beneficial owner (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of 20% or more of the issued and outstanding voting securities of the Company.

          Amendment No. 1 filed by the Group disclosed beneficial ownership by Brennan of 587,350 shares of Common Stock (24.6% of the class then outstanding). Accordingly, upon the filing of Amendment No. 1, all options previously granted to employees of the Company under the 1989 Plan became immediately exercisable pursuant to paragraph 7 of the 1989 Plan, including the option granted to Brennan on October 5, 1989 (the "1989 Option"). (The 1989 Option provided Brennan with the option to purchase 93,750 shares of Common Stock at a price of $5.69 per share, which were to first become exercisable as to 31,250 shares on October 5, 1990, as to an additional 31,250 shares on October 5, 1991 and as to the balance of the shares on October 2, 1992. A copy of the 1989 Plan was filed as an exhibit to the Statement on Schedule 13D.)

          Amendment No. 2 dated January 10, 1990 was filed by the Group to reflect the acceleration of exercisability of the 1989 Option.

          Amendment No. 3 dated April 5, 1990 was filed on behalf of the Group and also Elizabeth M. Brennan ("EMB") and Cynthia Herrick Brennan ("CHB") because EMB and CHB may then have been deemed to be members of the Group.

          EMB and CHB are daughters of Brennan. The business address of each is c/o Charles M. Brennan III, 2550 W. Golf Road, Suite 200, Rolling Meadows, Illinois 60008. Each was a student at the time of filing of Amendment No. 3. During the five years preceding the filing of Amendment No. 3, neither EMB or CHB had been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or had been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. EMB and CHB are citizens of the United States.

          Amendment No. 3 also disclosed that on April 3, 1990 Brennan, Brown and Mrs. Brown executed and delivered to Chavin a waiver (the "Waiver"), pursuant to which each of them waived the restriction on sale by Chavin set forth in Section 4.4.1 of the Agreement and the notice requirement for the period prior to July 1, 1990 (but not the other provisions) set forth in Section
4.4.3 of the Agreement, in each case with respect to 61,000 of the 219,100 Retained Shares as to which Chavin in the Agreement had conferred on Brennan exclusive voting rights and agreed to various restrictions on sale. On April 4, 1990, Brennan was orally notified that Chavin sold that day a total of 61,000 of the Retained Shares in open market trading transactions.

          Amendment No. 4 dated April 10, 1990 was filed by Brennan, Brown, Mrs. Brown, EMB and CHB and disclosed that on April 6, 1990, Brennan, Brown and Mrs. Brown executed and delivered to Chavin a waiver (the "Second Waiver"), pursuant to which each of them waived the restriction on sale by Chavin set forth in
Section 4.4.1 of the Agreement and the notice requirement for the period prior to July 1, 1990 (but not the other provisions) set forth in Section 4.4.3 of the Agreement, in each case with respect to all of the remaining 158,100 Retained Shares which Chavin held on that date and as to which Chavin in the Agreement had conferred on Brennan exclusive voting rights and agreed to various restrictions on sale. Later on April 6, 1990, Brennan was orally notified that Chavin sold that day in open market trading transactions all but 100 of the remaining Retained Shares covered by the Second Waiver.

          On June 1, 1990, the Group ceased to exist. Each of Brown, Mrs. Brown, EMB and CHB filed an Amendment No. 5, in each case stating in Item 5(e) that on June 1, 1990, he or she ceased to be the beneficial owner of more than five percent of the Common Stock; Brennan filed an Amendment No. 5 disclosing a ten year option granted to him by the Company under the Company's 1990 Employee Stock Option Plan (the "1990 Plan"). Brennan disclaims membership in any such Group and each reference to other members of such former Group was deleted by Amendment No. 5.

          Brennan filed Amendment No. 6 dated May 22, 1992 to report a gift of shares of Common Stock to a charitable foundation and the sale of shares of Common Stock in a private placement transaction pursuant to Rule 144 of the Securities Act of 1933.

Item 3.   Source and Amount of Funds or Other Consideration.
- ------    -------------------------------------------------

          Of the 158,250 shares of Common Stock reported by the Statement on
Schedule 13D as being beneficially owned by Brennan:

          (i) a total 16,500 were purchased by the DBP through a broker in open market transactions for an aggregate purchase price of $107,812.50, using its funds to pay the purchase price;

          (ii) a total of 81,250 were purchased by Brennan from the Company through the exercise of options previously granted to him under the 1989 Plan for an aggregate purchase price of $346,812.50; in accordance with the terms of the 1989 Plan, Brennan paid the entire amount of the purchase price of such shares by delivering to the Company his promissory note in the principal amount of $346,812.50 (the "Note"); the Note was due October 26, 1994, bore interest at the rate of 8.4% per annum payable on December 31 in each year, and was secured by a pledge to the Company of the 81,250 shares; in accordance with Brennan's direction, title to the 81,250 shares is held by the Trust; and

          (iii) a total of 60,500 were purchased by the Trust through brokers in open market transactions for an aggregate purchase price of $394,000.00, using its funds to pay the purchase price.

          Of the 10,000 shares of Common Stock reported by the Statement on
Schedule 13D as being beneficially owned by Brown, all were purchased by him through a broker in an open market transaction for an aggregate purchase price of $63,750.00, using his personal funds to pay the purchase price.

          Of the 250,000 Purchased Shares reported by Amendment No. 1, the DBP and the Trust purchased 210,000 and Brown (including the Stephanie Trust and the Georges Trust) and Mrs. Brown (including as custodian for Sophie) collectively purchased 40,000.

          Of the 210,000 Purchased Shares purchased by the DBP and the Trust:

          (i) 23,500 were purchased by the DBP for an aggregate purchase price of $192,475, using its funds to pay the purchase price; and

          (ii) 186,500 were purchased by the Trust for an aggregate purchase price of $1,527,525, the sources of which were as follows: (A) approximately $850,000 of its own funds; (B) approximately $340,000 from a margin-loan account maintained by it with Merrill Lynch Pierce Fenner & Smith, Inc. pursuant to standard margin arrangements; (C) approximately $78,000 from a margin loan account maintained by it with Kidder Peabody & Co., Inc. pursuant to standard margin arrangements; and (D) approximately $259,525 from a collateralized loan to it made by Harris Trust and Savings Bank.

          Of the 40,000 Purchased Shares purchased by Brown and Mrs. Brown:

          (i) 23,500 were purchased by Brown for an aggregate purchase price of $161,000, using his personal funds to pay the purchase price;

          (ii) 5,000 were purchased by Mrs. Brown for an aggregate purchase price of $35,000, using her personal funds to pay the purchase price;

          (iii) 4,000 were purchased by the Stephanie Trust for an aggregate purchase price of $28,000, using its funds to pay the purchase price;

          (iv) 4,000 were purchased by the Georges Trust for an aggregate purchase price of $28,000, using its funds to pay the purchase price; and

          (v) 4,000 were purchased by Mrs. Brown as custodian for Sophie for an aggregate purchase price of $28,000, using Sophie's personal funds to pay the purchase price.

           Of the 3,000 shares reported by Amendment No. 3, EMB and CHB each purchased 1,500 for an aggregate price of $8,250, each using her own funds to pay the purchase price.

           During 1991, the Board granted to Brennan, in lieu of retirement benefits, an option under the Company's 1990 Employee Stock Option Plan to purchase to 50,000 shares of Common Stock at a price of $14.63 per share, exercisable immediately (the "Retirement Stock Option"). In addition, the Board provided Brennan a cash grant of $731,500 restricted in its use to the exercise of the Retirement Stock Option. Brennan used such funds to exercise the Retirement Stock Option to purchase 50,000 shares of Common Stock which were the subject of Amendment No. 5. As part of the employment agreement Brennan entered into as of December 23, 1991 with the Company, the Company agreed to lend $680,000 to Brennan and to provide him a cash grant of $51,500. Brennan used the proceeds of the loan and the $51,500 to return to the Company the cash grant of $731,500 previously received by him and used for the exercise of the Retirement Stock Option. The loan of $680,000 is evidenced by a promissory note delivered to the Company by Brennan and is payable in equal installments of $68,000 (plus interest thereon at the applicable Federal rate under Section 1274(d) of the Internal Revenue Code of 1986) on December 31 of each year commencing on December 31, 1992 through December 31, 2001. The promissory note is secured by shares of Common Stock. The employment agreement provides that Brennan is entitled to receive, on December 31 of each of the years 1992 through 1996, a payment in an amount equal to the principal and interest payment due to the Company from Brennan for such years under the above described promissory note. On December 31, 1992, December 31, 1993 and December 31, 1994, respectively, Brennan received payments equal to such amounts, which he immediately paid to the Company as payment of principal and interest amount due on the promissory note.

          On August 6, 1993, the DBP acquired in open market transactions 5,000 shares of Common Stock for an aggregate purchase price of $46,125, using its own funds to pay the purchase price.

Item 4.   Purpose of Transaction.
- ------    ----------------------

          Brennan has acquired the shares of Common Stock reported in the Statement on Schedule 13D and Amendments No. 1 to 6 for investment because he regards the Common Stock as an attractive investment. Although he currently does not intend to purchase any substantial amount of shares of Common Stock, he may acquire additional shares of Common Stock in open market transactions or negotiated transactions, or through the exercise of stock options which he holds or may in the future be granted, if such shares can be acquired at prices and on other terms which he deems attractive. Such further acquisitions, if made, might be made only by Brennan or possibly together with one or more other persons who Brennan may contact in the future.

Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

          (a) (b) As of December 22, 1989, Brennan had the sole power to vote and dispose of and beneficially owned 158,250 shares of Common stock (6.6% of the class then outstanding) and Brown had the sole power to vote and dispose of and beneficially owned 10,000 shares of Common Stock (0.04% of the class then outstanding), based upon 2,389,945 shares of Common Stock stated as being issued and outstanding on November 10, 1989 in the Company's Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the interim period ended September 30, 1989. As of December 22, 1989, Brennan and Brown as a group beneficially owned an aggregate of 168,250 shares of Common Stock, constituting a total of 6.64% of the outstanding shares of Common Stock (based on the figures set forth in the preceding sentence).

          As of January 5, 1990, giving effect to the consummation of the transactions specified in the Agreement:

          (i) Brennan had the sole power to vote and dispose of and beneficially owned 368,250 shares of Common Stock (15.4% of the class outstanding), and he had the sole power to vote (and the right to acquire under certain circumstances) an additional 219,100 shares (the Retained Shares held by Chavin) of Common Stock (9.2% of the class outstanding);

          (ii) Brown had the sole power to vote and dispose of 41,000 shares of Common Stock (1.7% of the class outstanding); and

          (iii) Mrs. Brown had the sole power to vote and dispose of 9,000 shares of Common Stock (0.4% of the class outstanding).

As of January 5, 1990, Brennan, Brown and Mrs. Brown as a group beneficially owned an aggregate of 637,350 shares of Common Stock, constituting a total 26.2% of the then outstanding shares of Common Stock, including the 219,100 Retained shares held by Chavin. The foregoing percentages were based upon 2,389,945 shares of Common Stock stated as being issued and outstanding on November 10, 1989 in the Company's Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the interim period ended September 30, 1989.

          After giving effecting to the acceleration of the exercisability of the 1989 Option as a result of the Change in Control, Brennan beneficially owned, as of January 10, 1990, 681,100 shares (although he had no power to vote or dispose of the 97,350 shares subject to the 1989 Option until he exercises such Option), constituting 27.4% of the 2,483,695 shares of Common Stock deemed to be outstanding. As of January 10, 1990, Brennan, Brown and Mrs. Brown as a group beneficially owned an aggregate of 731,100 shares of Common Stock, constituting 29.4% of the class outstanding, including the 219,100 Retained Shares held by Chavin and the 93,750 shares subject to Brennan's options under the 1989 Plan.

          As of April 4, 1990, after giving effect to the purchase of 3,000 shares by EMB and CHB and sale of 61,000 Retained Shares by Chavin:

          (i) Brennan had the sole power to vote and dispose of and beneficially owned 462,000 shares of Common Stock (18.4% of the class outstanding), and he had the sole power to vote (and the right to acquire under certain circumstances) an additional 158,100 shares (the remaining Retained shares held by Chavin) of Common Stock (6.3% of the class outstanding);

          (ii) Brown had the sole power to vote and dispose of 41,000 shares of Common Stock (1.6% of the class outstanding);

          (iii) Mrs. Brown had the sole power to vote and dispose of 9,000 shares of Common Stock (0.4% of the class outstanding); and

          (iv) the members of the Group, including EMB and CHB, beneficially owned an aggregate of 673,100 shares of Common Stock, constituting 26.9% of the outstanding shares of Common Stock.

The foregoing percentages were based upon the 2,418,820 shares of Common Stock which were issued and outstanding at the close of business on March 21, 1990 (except that the percentage for Brennan is based on such number of issued and outstanding shares plus 93,750 shares which were subject to the immediately exercisable 1989 Option).

          As of the close of business on April 6, 1990, after giving effect to the sale of all but 100 of the remaining Retained Shares by Chavin:

          (i) Brennan had sole power to vote and dispose of and beneficially owned 462,000 shares of Common Stock (18.4% of the class outstanding), and he had sole power to vote 100 additional shares of Common Stock (being the remainder of the Retained Shares held by Chavin);

          (ii) Brown had sole power to vote and dispose of 41,000 shares of Common Stock (1.6% of the class outstanding);

          (iii) Mrs. Brown had sole power to vote and dispose of 9,000 shares of Common Stock (0.4% of the class outstanding);

          (iv) EMB and CHB collectively had sole power to vote and dispose of 3,000 shares of Common Stock (.0012% of the class outstanding); and

          (v) the members of the Group beneficially owned an aggregate 515,100 shares of Common Stock (20.4% of the class outstanding).

The foregoing percentages were based upon the 2,418,820 shares of Common Stock which were issued and outstanding at the close of business on March 21, 1990 (except that the percentage for Brennan was based on such number of issued and outstanding shares plus 93,750 shares which were subject to the immediately exercisable 1989 Option).

          The Group ceased to exist on June 1, 1990.

          As of the close of business on August 14 ,1991, after giving effect to his exercise of options to buy 50,000 shares of Common Stock, Brennan beneficially owned 549,600 shares (including 118,750 shares subject to immediately exercisable options and 12,500 shares subject to options exercisable within 60 days) of Common Stock (21% of the class outstanding) and he had sole power to vote and dispose of 418,250 shares.

          On May 20, 1992, Brennan executed a waiver of his right to vote shares of common stock pursuant to the irrevocable proxy and directive dated January 4, 1990 delivered to Brennan in accordance with the terms of the Agreement, which proxy covered 100 shares of Common Stock as of May 20, 1992. As of May 22, 1992, after giving effect to a gift of 3,500 shares made by him to a charitable foundation and his sale of 25,000 shares in a private placement transaction pursuant to Rule 144 under The Securities Act of 1933, Brennan beneficially owned 521,000 shares of Common Stock, including 131,250 shares subject to immediately exercisable options), constituting 20% of the class outstanding.

          On December 31, 1992, the Company granted Brennan an option to purchase 75,000 shares of Common Stock at $15.32 under the Company's 1992 Stock Option Plan (the "1992 Plan"), exercisable on April 22, 2002 (the "1992 Option"). The 1992 Plan authorizes the Board to accelerate the exercisability of all or part of any option granted to an employee under the 1992 Plan based on the performance of such employee. On February 22, 1995, the Board adopted a resolution pursuant to which 20,000 shares of Common Stock subject to the 1992 Option became exercisable as of January 3, 1995.

          As of February 22, 1995, after giving effect to the acceleration of the exercisability of a portion of the 1992 Option, Brennan beneficially owned 556,500 shares of Common Stock, including 163,750 shares subject to immediately exercisable options, constituting 21.88% of the class outstanding (based on 2,379,156 shares issued and outstanding on March 23, 1995 and 163,750 shares subject to immediately exercisable options) and he had sole power to vote and dispose of 392,750 shares of Common Stock. The number of shares reported as beneficially owned by Brennan does not include 1,300 shares owned by the Mary Ely Brennan Trust u/t/a dated April 3, 1986 (of which Brennan's spouse is the sole beneficiary), as to which Brennan disclaims beneficial ownership.

          (c) Since the filing of the most recent prior Amendment to the Statement on Schedule 13D, Brennan has engaged in the following transactions in shares of Common Stock:

          (i) On July 7, 1992, the Trust donated 2,000 shares of Common Stock to a charitable foundation;

          (ii) On August 6, 1993, the DBP acquired in open market transactions 1,000 shares of Common Stock at $9.125 per share; and

          (iii) On August 6, 1993, the DBP acquired in open market transactions 4,000 shares of Common Stock at $9.25 per share.

          (d)     Inapplicable.

          (e)     Inapplicable.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 3, 1995



/s/ Charles M. Brennan III
- --------------------------
    Charles M. Brennan III


Charles M. Brennan III Defined
Benefit Plan and Trust u/t/a
dated December 6, 1985


By: /s/ Charles M. Brennan III
   -------------------------------
   Charles M. Brennan III, Trustee


Charles M. Brennan III Trust u/t/a
dated September 13, 1979


By: /s/ Charles M. Brennan III
   -------------------------------
   Charles M. Brennan III, Trustee